Mary K. Johnson Vice President, Corporate Counsel
The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel 860-534-7704 kate.johnson@prudential.com
March 6, 2020

VIA EDGAR
Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to SEC Staff Comments on Post-Effective Amendment No. 4
to Registration Statement on Form N-4
SEC File Nos. 333-230983 and 811-07325
Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor)

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff comments, taken orally on February 28, 2020, on the registration statement noted above. Included in this submission are pages from the prospectus marked to show the changes described below. Page references below correspond to the page numbers identified in the comments. Assuming the revisions are satisfactory, they will be included in Post-Effective Amendment No. 6, along with the non-material revisions and updates to financial information we will make as part of the annual post-effective amendment process. As discussed, we intend to submit that filing under Rule 485(b) on or about April 3, 2020 and will also file a post-effective amendment under Rule 485(b)(1)(iii) to delay effectiveness of Post-Effective Amendment No. 4.

The Staff’s comments and our responses are as follows:

1.Comment:
Rate sheet-If there are any significant conditions to be applied to the contract owner’s ability to opt out of any increase in the charge for the Dynamic Income Benefit, please describe in the rate sheet or provide a cross reference to the relevant disclosure in the prospectus.

Response:
We have added a cross reference to the section of the prospectus that describes the opt out process under which a contract owner can refuse an increase in the benefit charge and the 5% reduction in the income amount that would result from such an opt out.

2, 3 Comment:
Glossary (p.1)
Please revise the second paragraph of the definition of “Advisory Fees” in plain English and clarify “they” in the first sentence of that paragraph.

Response:
We have revised the second paragraph in the definition of “Advisory Fees” as requested.

4.Comment:
Summary of Contract Fees and Charges (p.5)
Please confirm that the amounts shown in “Annualized Insurance Fees/Charges” are the maximum charges for the contracts offered by this prospectus.

Response:
We confirm that the amounts shown in the Annualized Insurance Fees/Charges table are the maximum for the contracts offered by this prospectus.

5.Comment:
Narrative preceding “Optional Benefit Fees and Charges” (p.5)
Please revise the description of the charge presentation to account for new information containing the highest combination of possible charges, clarify that optional benefits need not be purchased together, and provide any restrictions on concurrent election of optional benefits.

Response:
We have revised the narrative preceding the table of “Optional Benefit Fees and Charges” as requested.

6. Comment:
“Optional Benefit Fees and Charges” (p.6)
Revise the table to include all possible combinations of benefit charges and Annualized Insurance Fees/Charges and describe the differing bases for the charges in a footnote to the table.

Response:

We have revised the table of “Optional Benefit Fees and Charges” to provide the highest combination of charges based on the election of optional benefits that can be in effect on the contract at one time and clarified the bases for the charges in footnotes to the table.

7. Comment:
Please provide updated information in the table of “Underlying Portfolio Annual Expenses” and other required financial information as of December 31, 2019.

Response:

We will provide the required updates including required financial information as of December 31, 2019 in Post-Effective Amendment No. 6 to the Registration Statement, which we intend to file via EDGAR on or about April 3, 2020.

8. Comment:
“Expense Examples” (p.15)
Confirm that the examples reflect the most expensive combination of features that can be elected together.

Response:
We confirm that the examples include the most expensive combination of features that can be elected together.

9. Comment:
“Access to Your Money, Annuity Payments” (p.19)
In relation to the sentence, “[w]e offer different types of annuity options to meet your needs,” clarify what other annuity options are available.

Response:
We have revised that sentence to clarify the types of annuity options available under the contract.

10. Comment:
“Prudential Dynamic Income Benefit” (p. 20)
Please confirm that investment limitations associated with the benefit, if any, are described.

Response:
We have added disclosure indicating that there are no investment limitations in effect currently and the effect of any subsequent limitations on contracts with the benefit at the time any such limitations are implemented. Conforming disclosure has also been added to the “Other Important Considerations” section of the benefit disclosure on page 61.

11. Comment:
“Market Value Adjustment” (p.26)
Provide a cross-reference to the registration statement under which the securities offered through the DCA MVA Option are registered.

Response:
We have added the cross reference.

12. Comment:
Include all required updated financial and other information and exhibits not included in Post-effective Amendment No. 4.

Response:
Post-effective Amendment No. 6 to the Registration Statement, which will be filed via EDGAR on or about April 3, 2020, will include financial as of December 31, 2019 and other necessary information.

If you have any questions, please call me at (860) 534-7704.

Sincerely,

/s/Mary K. Johnson
Mary K. Johnson
Vice President, Corporate Counsel

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
PRUDENTIAL MyRockSM ADVISOR VARIABLE ANNUITY
PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
Supplement dated ________, 2020 To Prospectus dated ______________, 2020
RATE SHEET SUPPLEMENT FOR:
PRUDENTIAL DYNAMIC INCOME BENEFIT
This Rate Sheet Prospectus Supplement (this “Supplement”) applies only to the benefit noted above and should be read and retained with the prospectus for the Prudential MyRockSM Advisor Variable Annuity (the “Annuity”). If you would like another copy of the prospectus, please call us at 1-888-PRU-2888.
This Supplement provides the Initial Income Percentages and Income Deferral Rates we are currently offering for the Prudential Dynamic Income Benefit available with the Annuity. This Supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s) for the Prudential Dynamic Income Benefit (“Dynamic Income Benefit”), and must be used with an effective prospectus for the Annuity.
The following rates are effective between ________, 2020 and _______, 2020:

•	Initial Income Percentages for Purchase Payments made to Annuities with the Dynamic Income Benefit, and new elections of the Dynamic Income Benefit*

•	Income Deferral Rates for new elections of the Dynamic Income Benefit*
Initial Income Percentages and Income Deferral Rates for new elections of the Dynamic Income Benefit and Initial Income Percentages below for additional Purchase Payments made when the benefit is in effect may be different from those shown below after______________, 2020. Please visit www.PrudentialAnnuities.com/investor/prospectuses or work with your Financial Professional to confirm the most current rates.
Initial Income Percentages
The applicable Initial Income Percentage is based on the attained age of the Designated Life (younger Spousal Designated Life for Spousal benefit) as of the date the Purchase Payment(s) or, for new elections of the Dynamic Income Benefit, the benefit election form, is received in Good Order, according to the tables below:

Age	Single Percentage	Spousal Percentage	Age	Single Percentage	Spousal Percentage
45			66
46			67
47			68
48			69
49			70
50			71
51			72
52			73
53			74
54			75
55			76
56			77
57			78
58			79
59			80
60			81
61			82
62			83
63			84
64			85
65

MYROCKDYNRT[MM/YY]

Income Deferral Rates
The applicable Income Deferral Rate at election of the Dynamic Income Benefit is based on the attained age of the Designated Life (younger Spousal Designated Life for Spousal benefit) as of the date we receive your Annuity application or benefit election form in Good Order, and then increases on certain Benefit Anniversaries according to the tables listed below:

Age on Benefit Issue Date or Benefit Anniversary	Income Deferral Rate
[45 – 49]	[x.xx]%
[50 – 54]	[x.xx]%
[55 – 59]	[x.xx]%
[60 – 64]	[x.xx]%
[65 – 69]	[x.xx]%
*In order for you to receive the rates reflected in this Supplement, your Annuity application or benefit election form must be signed within the time period disclosed above. From the date you sign your Annuity application or elect the Dynamic Income Benefit, we must also receive that paperwork in Good Order within 15 calendar days, and new Annuities must be funded within 45 calendar days. (Please note that if you plan to fund your new Annuity with multiple Purchase Payments, each Purchase Payment after the initial Purchase Payment will receive the Initial Income Percentage in effect at the time the Purchase Payment is applied to the Annuity but the Income Deferral Rate at issue will apply to all Purchase Payments.) If these conditions are not met, and you decide to proceed with the purchase of the Annuity, additional paperwork will be required to issue the contract with the applicable rates in effect at that time. Under certain circumstances we may waive these conditions or extend these time periods in a nondiscriminatory manner.
Subject to the rules stated above, it is important to note that if either (1) Initial Income Percentages; and/ or (2) the Income Deferral Rates (collectively the “set of rates”) that we are currently offering on the effective date of the benefit is higher than the set of rates we were offering on the date you signed the applicable paperwork and neither the Initial Income Percentages nor any Income Deferral Rates have decreased, you will receive that higher set of rates. If any rates have decreased when we compare the set of rates that we were offering on the day you signed your paperwork to the set of rates that we are offering on the effective date of the benefit, your Dynamic Income Benefit will be issued with the set of rates that were in effect on the day you signed your paperwork.
NON-GUARANTEED ELEMENTS
The Prudential Dynamic Income Benefit Charge is a quarterly charge assessed against Account Value at each quarterly anniversary of the Benefit Effective Date and may be increased one or more times on or after the 3rd anniversary of the Benefit Effective Date up to the maximum annual rate shown below. We will notify you in advance of any change to the charge and you will be given an opportunity to “opt out” of any charge increase subject to certain conditions. See “Fees, Charges and Deductions - Charges for Optional Living and Death Benefits” in the prospectus for information about this opt out process including the requirement to accept a 5% reduction in the Annual Income Amount.

	Current	Maximum
Prudential Dynamic Income Benefit Charge	0.40%	1.00%

MYROCKDYNRT[MM/YY]

GLOSSARY OF TERMS
We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.
Account Value: The total value of all allocations to the Sub-accounts and/or the DCA MVA Option on any Valuation Day. The Account Value is determined separately for each Sub-account and for each DCA MVA Option and then totaled to determine the Account Value for your entire Annuity. The Account Value of each DCA MVA Option will be calculated using an MVA factor, if applicable.
Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.
Adjusted Purchase Payments: Purchase Payments we receive less any fees, charges or Tax Charges we deduct prior to allocation to the Sub-account(s) you select.
Advisory Fees: The amount we allow to be taken from your Annuity to pay your investment advisor for advisory services in connection with the Annuity that is eligible for special tax treatment when taken in connection with a nonqualified Annuity, and, when the Dynamic Income Benefit is in effect on an Annuity, will not directly reduce the Annual Income Amount, as described below. Advisory Fees will not be considered taxable distributions from Annuities used in qualified plans, or from nonqualified Annuities when such fees are in compliance with the conditions of the Private Letter Ruling described in “Tax Considerations-Nonqualified Annuities” later in this prospectus, including that the amount of such fees does not exceed 1.50% of the Account Value in a calendar year.
When an Annuity has the Dynamic Income Benefit in effect, Advisory Fees will not reduce the Annual Income Amount in the year in which the Advisory Fees are taken. However, when Income Withdrawals are being taken under the benefit, Advisory Fees will reduce the Income Base by the ratio of the amount of the Advisory Fee to the Unadjusted Account Value immediately before the Advisory Fee is taken and thereby can reduce the Annual Income Amount in future years. We do not allow investment advisors to request withdrawals from the Annuity to pay the investment advisor’s fee when the Defined Income Benefit is in effect.
Annual Income Amount: The annual amount that can be withdrawn without being considered Excess Income under the Dynamic Income Benefit as determined for each Benefit Year. The Annual Income Amount will vary from year to year due to Account performance and can be lower in one Benefit Year than in the prior Benefit Year even if no Excess Income is taken.
Annuitant/Joint Annuitant: The natural person(s) upon whose life annuity payments made to the Owner are based.
Annuitization: The process by which you direct us to apply the Unadjusted Account Value to one of the available annuity options to begin making periodic payments to you.
Annuity Date: The date on which we apply your Unadjusted Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the “Latest Annuity Date.”
Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.
Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.
Beneficiary Annuity: You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the requirements discussed in this prospectus. You may transfer the proceeds of the decedent’s account into the Annuity described in this prospectus and continue receiving the distributions that are required by the tax laws. This transfer option is only available for purchase of an IRA, Roth IRA, or a nonqualified Beneficiary Annuity.
Benefit Effective Date: The date on which an optional living or death benefit is issued for your Annuity. Your Annuity may have more than one Benefit Effective Date if your Annuity has an optional living benefit and an optional death benefit. If you elect an optional benefit more than once, each election has a Benefit Effective Date and only the Benefit Effective Date for a benefit then in effect is applicable.
Benefit Payments: Under the Dynamic Income Benefit, the fixed amount payable each year until the death of the Designated Life or surviving Spousal Designated Life after the Account Value is reduced to zero.
Benefit Year: The first Benefit Year begins on the Benefit Effective Date of the Defined Income Benefit or the Dynamic Income Benefit and continues through and includes the day immediately preceding the first anniversary of the Benefit Effective Date. Subsequent Benefit Years begin on the anniversary of the Benefit Effective Date and continue through and include the day immediately preceding the next anniversary of the Benefit Effective Date. For tax qualified contracts with the Defined Income Benefit or the Dynamic Income Benefit, once the first Lifetime Withdrawal or Income Withdrawal, as applicable, has been taken, the next Benefit Year will begin on the first Valuation Day of the following calendar year. Each subsequent Benefit Year will then correspond to the calendar year. For nonqualified contracts with the Defined Income Benefit or Dynamic Income Benefit, once the first Lifetime Withdrawal or Income Withdrawal, as applicable, has been taken, the next Benefit Year begins on the date the next Annuity Year begins. Each subsequent Benefit Year will then correspond to the Annuity Year.
Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

1

SUMMARY OF CONTRACT FEES AND CHARGES
The following tables describe the fees and expenses you will pay when buying, owning and surrendering the Annuity. No surrender charges apply to the Annuity. More information about these fees and charges appears later in this prospectus. See "Fees and Charges and Deductions."
The first table describes fees and expenses that you will pay at the time you transfer Account Value between Investment Options. State premium taxes also may be deducted.

ANNUITY OWNER TRANSACTION EXPENSES

Transfer Fee[1] (Currently, after the 20th transfer each Annuity Year)	$10
Tax Charge	0% - 3.5%

1	Transfers in connection with one of our systematic programs (such as rebalancing) do not count toward the 20 transfers in an Annuity Year.
The following tables describe the periodic fees and charges you will pay when you own the Annuity, not including the underlying Portfolio fees and expenses.

PERIODIC FEES AND CHARGES (as a percentage of Unadjusted Account Value)
Annual Maintenance Fee[2]	Lesser of $50 or 2%

ANNUALIZED INSURANCE FEES/CHARGES (as a percentage of the net assets of the Sub-accounts)

Mortality & Expense Risk Charges[3]
Level 1: Net Purchase Payments Less than $1,000,000	0.25%
Level 2: Net Purchase Payments $1,000,000 and more	0.10%
Administration Charge	0.15%
Total Annualized Insurance Fees and Charges[4]	0.40%

2	Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.

3	Any transactions that impact Net Purchase Payments and cause a change in the applicable Insurance Charge level will cause that change in level on the Valuation Day on which the transactions occur.

4
The Insurance Charge is a combination of the Mortality & Expense Risk Charge and the Administration Charge. The Total Annualized Fees and Charges shown above is based on the Mortality and Expense Risk Charge for Level 1. If Net Purchase Payments were in a different level at any time during an Annuity Year, the total would be lower. We reserve the right to limit total Purchase Payments and restrict the ability to make additional Purchase Payments. See “Initial Purchase Payments” and “Additional Purchase Payments” later in this prospectus. Additional charges apply if you elect optional benefits or allocate Purchase Payments or transfer Account Value to a Sub-account for which we assess a Fund Access Charge. See the tables of such charges below.

The following table sets forth on a maximum and current basis (1) the charge for each optional living and death benefit available with the Annuity, (2) the charges that apply if you select the Annuity and one of the optional benefits, and (3) the charges that apply if you select the Annuity and all optional benefits that can be elected together. You may not elect both optional living benefits at one time but may elect either of the optional living benefits, or one of the optional living benefits and the optional death benefit.

OPTIONAL LIVING BENEFITS (Only one can be elected at a time)
	Maximum Benefit Charge[5]	Current Benefit Charge	Maximum Annualized Charge for Annuity plus Optional Living Benefit	Current Annualized Charge for Annuity plus Optional Living Benefit	Maximum Annualized Charge for Annuity plus Optional Living Benefit and Optional Death Benefit	Current Annualized Charge for Annuity plus Optional Living Benefit and Optional Death Benefit
Defined Income Benefit[6]	1.50%	0.80%	1.90%	1.20%	2.00%	1.30%
Prudential Dynamic Income Benefit[7]	1.00%	0.40%	1.40%	0.80%	1.50%	0.90%

OPTIONAL DEATH BENEFIT
	Maximum Benefit Charge	Current Benefit Charge	Maximum Annualized Charge for Annuity plus Optional Death Benefit	Current Annualized Charge for Annuity plus Optional Death Benefit	Maximum Annualized Charge for Annuity plus Optional Death Benefit and Optional Living Benefit	Current Annualized Charge for Annuity plus Optional Death Benefit and Optional Living Benefit
Return of Adjusted Purchase Payments Death Benefit[6]	0.10%	0.10%	0.50%	0.50%	2.00%	1.30%

5
The Defined Income Benefit Charge and the Dynamic Income Benefit Charge may be increased one or more times on or after the 3rd anniversary of the Benefit Effective Date up to the maximum benefit charge shown above. We will notify you in advance of any change to the applicable charge and you will be given an opportunity to “opt out” of any charge increase subject to certain conditions, including that the income amount under the applicable benefit would be permanently reduced by 5% on the next anniversary of the Benefit Effective Date. See “Fees, Charges and Deductions - Charges for Optional Living and Death Benefits” later in this prospectus for information about this opt out process and obtaining an estimate of the 5% reduction. Also, if you decide to elect or re-elect the benefit after your Annuity has been issued, the charge for the benefit will equal the current charge for new Annuity Owners up to the maximum indicated.

6	Charge assessed as a percentage of the net assets of the Sub-accounts.

7
Since the charge for the Prudential Dynamic Income Benefit is assessed against Unadjusted Account Value, to determine the maximum and current total annualized charge for purposes of this table, we assume that the Account Value is equal to the daily net assets of the Sub-accounts. Account Value could be different from the daily net assets of the Sub-accounts if you have amounts allocated to the DCA MVA.

We assess an additional charge (Fund Access Charge) for allocations to certain Sub-accounts available when you do not have the Defined Income Benefit in effect for your Annuity. Below, the Fund Access Charge is shown separately and as a part of the Total Annualized Insurance Fees/Charges.

FUND ACCESS CHARGE on certain Sub-accounts (as a percentage of the net assets of the Sub-accounts)
Maximum Charge	Current Charge	Maximum Total Annualized Charge without optional benefits	Current Total Annualized Charge without optional benefits
0.70%	0.35%	1.10%	0.75%
The following table provides the range (minimum and maximum) of the total annual expenses for the underlying Portfolios which are the Permitted Sub-accounts for the Defined Income Benefit before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

TOTAL ANNUAL UNDERLYING PORTFOLIO OPERATING EXPENSES [TO BE UPDATED BY AMENDMENT]
	MINIMUM	MAXIMUM
Total Underlying Portfolio Operating Expenses	0.62%*	0.67%*

*	These expenses do not include the impact of any applicable contractual waivers and expense reimbursements and include estimates for new Portfolios.
The following table provides the range (minimum and maximum) of the total annual expenses for the underlying Portfolios available unless the Defined Income Benefit is in effect for the Annuity before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

TOTAL ANNUAL UNDERLYING PORTFOLIO OPERATING EXPENSES[1] [TO BE UPDATED BY AMENDMENT]
	MINIMUM	MAXIMUM
Total Underlying Portfolio Operating Expenses	0.11%[2]	1.20%

1
The minimum and maximum total annual expenses for the underlying Portfolios do not reflect the Fund Access Charge, which we assess on investment in certain Sub-accounts. See “Fees, Charges and Deductions-Fund Access Charge” later in this prospectus for a list of the underlying Portfolios for which we assess this charge.

2	Fund Access Charge applies to allocations to this Portfolio.
The following are the total annual expenses for the existing underlying Portfolio for the year ended December 31, 2018. Therefore, the following does not necessarily reflect the fees you may incur. The “Total Annual Portfolio Operating Expenses” reflect the combination of the underlying Portfolio’s investment management fee, other expenses, any 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets. For certain of the Portfolios, a portion of the management fee has been contractually waived and/or other expenses have been contractually partially reimbursed, which is shown in the table. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current summary prospectuses, prospectuses and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888 or at www.prudentialannuities.com.

Allocating Your Purchase Payments:
While the Defined Income Benefit is in effect for your Annuity, you may choose only from a selection of fixed income variable Investment Options. As a result, the Annuity will not then provide a diverse set of investment choices with different investment styles, objectives, strategies and risks.
If the Defined Income Benefit is not in effect for your Annuity, you may choose from additional variable Investment Options offering a variety of investment styles and risk levels. We assess a Fund Access Charge as an additional charge for allocations to certain of these Investment Options. Please see “Fees, Charges and Deductions” for information.
Each of the underlying Portfolios is described in its own prospectus, which you should read before selecting your Investment Options. You can obtain the summary prospectuses and prospectuses for the Portfolios by calling 1-888-PRU-2888 or at www.prudentialannuities.com. There is no assurance that any variable Investment Option will meet its investment objective.
Unless you have the Defined Income Benefit in effect for your Annuity, you may also allocate money to the DCA MVA Option if you elect to participate in a 6 or 12 Month DCA Program. Under these programs, your money is transferred monthly from a DCA MVA Option to the other Investment Options you have designated. Premature withdrawals from the DCA MVA Option may also be subject to a Market Value Adjustment. See “Investment Options-Market Value Adjustment Options” later in this prospectus.
We also offer other programs to help discipline your investing, such as dollar cost averaging or automatic rebalancing.
Please see “Investment Options” and “Managing Your Account Value” for information.
Access To Your Money: You can receive income by taking withdrawals or electing annuity payments.
Withdrawals-This Annuity does not have a charge associated with withdrawals, commonly referred to as a “surrender charge;”
however, other fees and charges apply to the Annuity as described in this prospectus. Please note that withdrawals may be subject to tax and, if you have the Defined Income Benefit or the Dynamic Income Benefit in effect for your Annuity, withdrawals can negatively and permanently affect the guarantee provided by that benefit. Please see "Defined Income Benefit" and “Dynamic Income Benefit” later in this prospectus for more information.
Annuity Payments-You may elect to receive income through fixed annuity payments over your lifetime, also called “Annuitization”. If you elect to receive fixed annuity payments from the Annuity, rather than from one of the optional living benefits, you convert your Account Value into a stream of future payments. If you elect to receive fixed annuity payments under one of the optional living benefits, generally speaking, the benefit payment becomes your annuity payment. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs , and currently the Annuity offers an option to provide income for the lives of both spouses, and an option that provides a minimum period for annuity payments.
Please see “Access to Account Value” and “Annuity Options” for more information.
Optional Living Benefits: We offer two optional living benefits for an additional charge. Each of these benefits is designed to provide a different type of income payment and may be appropriate for investors with different goals. Your financial professional can help you decide whether an optional benefit is right for you.

•
The Defined Income Benefit generally provides a fixed dollar income payment and restricts allocation of Account Value to five corporate bond investment options. This benefit may be more appropriate for an investor seeking guaranteed income at a predetermined level.

•
The Dynamic Income Benefit generally provides an income payment that will increase and decrease based on performance of the variable investment options to which your Account Value is allocated. While your Account Value is greater than zero, it can be allocated to any of the investment options available in the Annuity. This benefit may be more appropriate for an investor seeking to increase income through the performance of the investment options but able to accept decreased income amounts when investment option performance declines.

Only one of these benefits can be in effect on your Annuity at any one time; however, you can change your choice, subject to requirements of the benefits and while we are offering the benefit you wish to choose. The key features of these benefits are summarized below. Please see "Defined Income Benefit" and “Dynamic Income Benefit” later in this prospectus for more information.
Prudential Defined Income Benefit
The Defined Income Benefit guarantees your ability to take withdrawals up to an amount we call the "Guaranteed Income Amount" each Benefit Year until your death or the death of your spouse even if your Account Value falls to zero (unless it does so due to a withdrawal of Excess Income). The Guaranteed Income Amount is not the same as your Account Value, and it is not available for a lump sum withdrawal. The Account Value has no guarantees, may fluctuate, and can lose value. Withdrawals in excess of the Guaranteed Income Amount, called “Excess Income,” will impact the value of the benefit including a permanent reduction in future guaranteed amounts. In marketing and other materials, we may refer to Excess Income as “Excess Withdrawals”.
While the Defined Income Benefit is in effect for your Annuity, your Account Value and any additional Purchase Payments must be allocated to Permitted Sub-Accounts only. If you are seeking a broad selection of Investment Options for your Annuity, choosing the Defined Income Benefit will impede your ability to achieve that objective.

Please be aware that if you withdraw more than the Guaranteed Income Amount in a given Benefit Year (i.e., Excess Income), that withdrawal may permanently reduce the guaranteed amount you can withdraw in future years. Please also note that if your Account Value is reduced to zero as a result of a withdrawal of Excess Income, both the Defined Income Benefit and the Annuity will terminate. As a result, you should think carefully before taking a withdrawal of Excess Income.
Prudential Dynamic Income Benefit
The Dynamic Income Benefit provides income payments up to an amount we call the "Annual Income Amount" each Benefit Year even if your Account Value is reduced to zero, other than due to Excess Income, so long as your benefit has a remaining Income Base. The Income Base is a value we use to calculate the Annual Income Amount and is not a value available for withdrawal. The dollar amount of the Annual Income Amount will vary each year, and can increase or decrease, based on the performance of the variable investment options to which your Account Value is allocated. Currently, you may allocate to any of the Investment Options when the benefit is in effect. We will notify you in advance of any change in the ability to allocate to the Investment Options when the benefit is in effect. In the event of any change, we may not allow additional allocation to Investment Options that are no longer permitted after the effective date of the change; however, we will not require you to reallocate your Account Value in accordance with our changed requirements. If your Account Value is reduced to zero by withdrawals that are allowed under the benefit, we will pay you a fixed dollar benefit payment until the death of the Designated Life or the surviving Spousal Designated Life, whichever occurs later. Income Withdrawals in excess of the Annual Income Amount, called “Excess Income,” will impact the value of the benefit including by permanently reducing the Income Base on which future Income Withdrawals are calculated.
Please be aware that if you withdraw more than the Annual Income Amount (and any unused Annual Income Amount from a prior Benefit Year) in a given Benefit Year (i.e., Excess Income), that withdrawal may permanently reduce the income amount you can withdraw in future years. Please also note that if your Account Value is reduced to zero as a result of a withdrawal of Excess Income, both the Dynamic Income Benefit and the Annuity will terminate. As a result, you should think carefully before taking a withdrawal of Excess Income.
For both the Defined Income Benefit and the Dynamic Income Benefit, a change in the Owner/Annuitant designations may cause the benefit to terminate. You should carefully consider whether to purchase the Annuity for the Defined Income Benefit or the Dynamic Income Benefit if you anticipate changing the Owner/Annuitant designations. Please see “Change of Owner, Annuitant and Beneficiary Designations” and “Termination of Benefits” for more information.
Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a basic death benefit and, for a separate fee, an optional Return of Adjusted Purchase Payment Death Benefit.
Please see “Death Benefits” for more information.
Fees and Charges: The Annuity, and the optional living benefits and optional death benefit, are subject to certain fees and charges. We assess a separate charge, the Fund Access Charge, for allocations to certain Sub-accounts. Each of these charges is discussed in the “Summary of Contract Fees and Charges” table earlier in this prospectus. In addition, there are fees and expenses of the underlying Portfolios.
What does it mean that my Annuity is “tax deferred”? Variable annuities are “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.
Please note that if you purchase this Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when a variable annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a qualified plan are limited to the ability to elect a living benefit, a death benefit, the opportunity to annuitize the contract and the various investment options, which might make the Annuity an appropriate investment for you. Unlike many other annuity contracts, if you choose the Defined Income Benefit, the Annuity will not provide a diverse set of investment choices that would provide the option to allocate money among a variety of investment choices with different investment styles, objectives, strategies and risks. You should consult your tax and financial adviser regarding such features and benefits prior to purchasing this Annuity for use with a tax-qualified plan.
Market Timing: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or Portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail later in this prospectus titled “Restrictions on Transfers Between Investment Options.”
Other Information: Please see “Other Information” for more information about the Annuity, including legal information about Pruco Life, the Separate Account, and underlying Portfolios.

MARKET VALUE ADJUSTMENT OPTIONS
We offer DCA MVA Options that are used with our 6 or 12-Month DCA program. When you allocate your Account Value to a DCA MVA Option, you earn a declared rate of interest as long as you remain invested for a set period of time called a Guarantee Period. Amounts in the DCA MVA Options are supported by our general account and subject to our claims paying ability. See “Other Information” later in this prospectus for additional information about our general account. The interests in the DCA MVA Options are registered with the Securities and Exchange Commission under a different registration statement than the Annuity. That registration statement is SEC File No. 333-220118.

Under the DCA MVA Options, you earn interest over a 6 month or 12-month period, depending on the DCA MVA Option you select, while your Account Value in that option is systematically transferred monthly over the 6 or 12- month period to the Sub-accounts you have designated. Because the interest we credit is applied against a balance that declines as transfers are made periodically to the Sub-accounts, you do not earn interest on the full amount you allocated initially to the DCA MVA Options for the 6 month or 12- month period. Additionally, as described below, withdrawals may be subject to a Market Value Adjustment, which may be positive or negative.
A dollar cost averaging program does not assure a profit or protect against a loss. For a complete description of our 6 or 12- Month DCA Program, see the applicable section of this prospectus within “Managing Your Account Value.”
RATES FOR THE DCA MVA OPTIONS
We do not have a single method for determining the fixed interest rates for the DCA MVA Options. In general, the interest rates we offer for DCA MVA Options will reflect the investment returns available on the types of investments we make to support our fixed rate guarantees. These investment types may include cash, debt securities guaranteed by the United States government and its agencies and instrumentalities, money market instruments, corporate debt obligations of different durations, private placements, asset-backed obligations and municipal bonds. In determining rates we also consider factors such as the length of the Guarantee Period, regulatory and tax requirements, liquidity of the markets for the type of investments we make, commissions, administrative and investment expenses, our insurance risks in relation to the DCA MVA Options, general economic trends and competition. We also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to DCA MVA Option, and therefore, we credit lower interest rates due to the existence of these factors than we otherwise would.
The interest rate credited to a DCA MVA Option is the rate in effect when the Guarantee Period begins and does not change during the Guarantee Period. The rates are an effective annual rate of interest. We determine, in our sole discretion, the interest rates for the various Guarantee Periods. At the time that we confirm your DCA MVA Option, we will advise you of the interest rate in effect and the date your DCA MVA Option matures. We may change the rates we credit to new DCA MVA Options at any time. To inquire as to the current rates for the DCA MVA Option, please call 1-888-PRU-2888. DCA MVA Options may not be available in all States and are subject to a minimum rate which may vary by state. Currently, the DCA MVA Options are not available in the States of Illinois, Iowa and Oregon.
You will not be permitted to allocate or renew to the DCA MVA Option if the associated Guarantee Period would end after your Latest Annuity Date.
MARKET VALUE ADJUSTMENT
With certain exceptions, if you transfer or withdraw Account Value from the DCA MVA Option prior to the end of the applicable Guarantee Period, you will be subject to a Market Value Adjustment or “MVA”. We assess an MVA (whether positive or negative) upon:

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any surrender, partial withdrawal (including a systematic withdrawal or a withdrawal program under Sections 72(t) or 72(q) of the Code), or transfer out of an MVA Option made outside the 30 days immediately preceding the maturity of the Guarantee Period including withdrawals of the Annual Income Amount under the Dynamic Income Benefit; and

▪	your exercise of the Free Look right under your Annuity, unless prohibited by state law.
We will NOT assess an MVA (whether positive or negative) in connection with any of the following:

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partial withdrawals made to meet Required Minimum Distribution requirements under the Code in relation to your Annuity or a required distribution if your Annuity is held as a Beneficiary Annuity, but only if the Required Minimum Distribution or required distribution from Beneficiary Annuity is an amount that we calculate and is distributed through a program that we offer;

▪	transfers or partial withdrawals from the DCA MVA Option during the 30 days immediately prior to the end of the applicable Guarantee Period, including the Maturity Date of the MVA Option;

▪	transfers made in accordance with our 6 or 12 Month DCA Program;

▪	when a Death Benefit is determined;

▪	deduction of an Annual Maintenance Fee for the Annuity; and

▪	Annuitization under the Annuity.

Other Important Considerations

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You should carefully consider when to begin taking Income Withdrawals. If you begin taking withdrawals shortly after the Benefit Effective Date, you may maximize the time during which you may take Income Withdrawals but may limit your ability to take advantage of the opportunity to increase your future Income Percentage by the Income Deferral Rate. You should discuss with your financial professional or investment advisor when it may be appropriate for you to begin taking Income Withdrawals.

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The current annualized charge for the Dynamic Income Benefit is 0.40% assessed quarterly based on your Account Value on the Valuation Day immediately preceding the date of the charge. The charge will be taken from each variable Investment Option in which you have Account Value in proportion to the amount of Account Value in each Investment Option. You will begin paying this charge on the Benefit Effective Date even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments. If you terminate the Dynamic Income Benefit, we will deduct the amount of the charge for the period elapsed since the charge was last taken from your Account Value. After the third anniversary of the Benefit Effective Date, we may increase the charge for the Dynamic Income Benefit. You will have an opportunity to “opt out” of any charge increase subject to certain conditions. If you decide to “opt out” of the charge increase, your Income Percentage will be reduced by 5% as of the next anniversary of the Benefit Effective Date. Please see “Fees, Charges and Deductions” earlier in this prospectus for more information on the “opt out” process.

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Currently, you may allocate to any of the Investment Options when the benefit is in effect. We will notify you in advance of any change in the ability to allocate to the Investment Options when the benefit is in effect. In the event of any change, we may not allow additional allocation to Investment Options that are no longer permitted after the effective date of the change; however, we will not require you to reallocate your Account Value in accordance with our changed requirements. If you elect this benefit after your Annuity is issued, or terminate and later re-elect this benefit, you may be required to reallocate to the Sub-accounts we are then offering with the benefit.

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If Sub-account allocation requirements apply while the benefit is in effect, your Account Value will remain in the required Sub-accounts after termination of the benefit until you instruct us otherwise.

•	Any death benefit under the Annuity will terminate if your Account Value is reduced to zero by withdrawals taken under the Dynamic Income Benefit.
Facility of Payment: We reserve the right, in settlement of full liability, to make Benefit Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.
Proof of Survival: Any Benefit Payment is subject to evidence we receive in Good Order that the Designated Life, or at least one of the Spousal Designated Lives, as applicable is then alive. We may withhold such Benefit Payments until we receive such evidence or evidence satisfactory to us of the life of the Designated Life or at least one of the Spousal Designated Lives, as applicable. We credit interest on such withheld Benefit Payments at the rate required by law. Should we subsequently determine withheld Benefit Payments are payable, we will pay the withheld Benefit Payments and any applicable interest credited in a lump sum.
Recovery of Excess Benefit Payments: We may recover from you or your estate any Benefit Payments made after the death of the Designated Life or the Spousal Designated Life.
Additional Tax Considerations
If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 ½ (or age 72, for distributions required to be made after December 31, 2019, with respect to individuals who attain 70 ½ after such date). For a Tax-Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law. As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in the Defined Income Benefit through a nonqualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.
DESIGNATION AND OWNERSHIP REQUIREMENTS FOR THE DYNAMIC INCOME BENEFIT
Subject to its terms and conditions, the Dynamic Income Benefit provides for Income Withdrawals and Benefit Payments on either a Designated Life or a Spousal Designated Lives basis. We will issue the benefit on a Designated Life basis unless you name a Spousal Designated Life when you purchase the benefit for your Annuity. You can add or change the Spousal Designated Life before the first Income Withdrawal and may be able to change the Designated Life (in the event of divorce) as described below. If you choose to change the Spousal Designated Life after the Benefit Effective Date (or a change to the Designated Life occurs as a result of divorce) and such change is allowed under our rules, the change will be effective on the Valuation Day we receive your request for the change at our Service Center in Good Order and we will provide you with acknowledgment of the change. If there is no Spousal Designated Life named at the time you begin Income Withdrawals, such Withdrawals and Benefit Payments, if any, would be available only while the Designated Life is still living. If Spousal Designated Lives are named when you begin Income Withdrawals, such Withdrawals and Benefit Payments, if any, would be available only while at least one spouse named as a Spousal Designated Life is still living.